UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: June30, 2005

LA CABEZA RESOURCE EXPANSION DRILLING UNDERWAY -

NEW REPORT UPGRADES PROJECT RESOURCES

Vancouver, B. C., June 30, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that it has commenced an intensive program using three drill rigs to expand current gold resources at its La Cabeza gold project in Argentina.

The drilling program has three objectives: firstly to target new sites of mineralization at La Cabeza, including areas of higher-grade, near-surface mineralization that are not included in current estimates; secondly, to drill in-fill holes within the known resource to increase the confidence level of the deposit; thirdly, and importantly, to drill for new deposits under areas of extensive sand cover adjacent to known mineralization.

Upgraded Resource Estimate

Separately, Exeter has now received a new independent estimate of gold resources at La Cabeza. The report follows the company’s recent announcement of an approximately 25% increase in the inferred resources at La Cabeza, to 890,000 ounces (see news release dated May 17, 2005), and concludes that a portion of those resources may be up-graded to the “indicated” category.

The new independent report now estimates an “indicated resource” at La Cabeza of 390,000 ounces of gold (6.2 million tones at an average grade of 2.0 g/t gold) and an “inferred resource” of 500,000 ounces of gold (12.1 million tonnes at a grade of 1.3 g/t gold), at a cut-off grade of 0.5 g/t.

At a higher, 1.0 g/t gold cut-off grade, the “indicated resource” is 3.5 million tonnes at a grade of 3.0 g/t gold for 330,000 ounces, and the “inferred resource” is 4.8 million tonnes at 2.2 g/t gold for 340,000 ounces.

La Cabeza Indicated and Inferred Resources

Indicated (0.5 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	1,240,000	3.08	123,000
Ojo	1,740,000	2.22	124,000
Luna	1,870,000	1.57	94,000
Mandibula	1,330,000	1.16	50,000
Total	6,200,000	2.0	390,000
Inferred (0.5 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	2,400,000	1.67	129,000
Ojo	1,530,000	0.93	46,000
Luna	3,620,000	1.16	135,000
Mandibula	3,970,000	1.03	131,000
Cachete	350,000	3.08	35,000

Labio East	100,000	4.44	14,000
Labio South	70,000	2.45	6,000
Labio West	80,000	1.67	4,000
Total	12,100,000	1.3	500,000

Indicated (1.0 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	910,000	3.93	115,000
Ojo	910,000	3.62	106,000
Luna	1,120,000	2.15	77,000
Mandibula	530,000	1.83	31,000
Total	3,500,000	3.0	330,000
Inferred (1.0 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	1,260,000	2.53	102,000
Ojo	380,000	1.67	20,000
Luna	1,270,000	2.01	82,000
Mandibula	1,260,000	1.76	71,000
Cachete	330,000	3.39	36,000
Labio East	90,000	4.96	14,000
Labio South	70,000	2.45	6,000
Labio West	90,000	2.04	6,000
Total	4,800,000	2.2	340,000

The revised mineral resources estimates for the Cuello, Luna, Ojo, and Mandibula deposits were made by Hellman & Schofield, Sydney, Australia using Multiple Indicator Kriging (“MIK”) methodology applied to the Exeter database and geological models. The models, database, and supporting information were independently validated by Peter Allen of Australian Mine Design and Development (“AMDAD”) of Brisbane, Australia. These revised resources were estimated using an additional 67 holes, totaling 4798 metres of drilling and 2050 metres of sawn channel sampling, conducted in 2004 and 2005.

The Cachete prospect resource was re-calculated internally by Exeter utilising a manual polygonal cross sectional method of estimation. Although new three-dimensional geological models were constructed for Cachete, it was deemed inappropriate to use MIK methods at this time, due to a lack of substantial drilling density. The previous resource estimates and assumptions for the Labio East, South and West prospects have been utilized, because the 2004 program did no work in these project areas. These estimates will be reviewed with the benefit of results of current drilling planned for these areas.

The new resource estimates have been described in a 43-101 Technical Report compiled by Exeter management. The report was co-authored and prepared under the supervision of Peter Allen of AMDAD, a “qualified person” independent of the Company under NI 43-101 of the Canadian Securities Administrators and will be filed with the Canadian regulators within the next 30 days.

AMDAD also carried out conceptual pit designs for Cuello, Luna, Ojo, and Mandibula which showed that, in addition to the indicated resource within pit perimeters, a significant proportion of the inferred resource remained within the potential open pits.

La Cabeza Studies

Engineering, metallurgical and environmental studies relating to the work program completed in April will be completed to normal pre-feasibility standards within a month, and relevant results will be reported as they come to hand.

The optimization of pit designs for La Cabeza and a financial analysis of the project status will be completed once the results of the current drilling program are received. With further drilling, inferred mineralization and extensions to the existing mineralized trends can be brought to account for an economic evaluation. In addition, by increasing the La Cabeza resource, there is potential for increasing the contemplated plant capacity substantially with subsequent economies of scale.

fter reviewing the costs and utility of issuing a NI 43-101 compliant pre-feasibility study at this time, the Company’s technical team has determined not to do so. This decision is consistent with recent decisions made by other Canadian resource companies, because of the reporting limitations imposed by NI 43-101. Instead, following completion of the current drilling program, a decision will be made as to whether to move directly to a definitive feasibility study.

Quality Control and Assurance

The new resource estimates described in this news release include resources in the inferred category. NI 43-101 considers such resources to be too speculative geologically to have economic status and Exeter warns that no portion of these resources should be assumed to be upgradeable to the “indicated” or “measured” resource categories.

Mr. Peter Allen, B.Sc., an independent “qualified person”, and Matthew Williams, Exeter’s Exploration Manager, also a “qualified person” within the definition of that term in NI 43-101 of the Canadian Securities Administrators, have supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. Exploration for new gold zones under extensive soil cover, and drill testing of new exploration targets outside those tabulated above, has recently commenced at La Cabeza. This exploration is expected to expand the existing resources. Engineering, metallurgical, hydrological, environmental and economic evaluation work is continuing.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties. Exeter recently completed a second stage program on the Cerro Puntudo Project following encouraging results released in February. Results are awaited. At Rosarita, Intrepid Minerals has advised Exeter that it is surrendering its option to joint venture the property.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometer area. Prospecting of epithermal gold targets is currently underway.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, B.C. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

June 30, 2005

Item 4.	News Release

The Press Release dated June 30, 2005 was disseminated via Canada Stockwatch and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company announced that it has commenced an intensive program using three drill rigs to expand current gold resources at its La Cabeza gold project in Argentina.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 30th day of June, 2005.

SCHEDULE “A”

For Immediate Release: June30, 2005

LA CABEZA RESOURCE EXPANSION DRILLING UNDERWAY -

NEW REPORT UPGRADES PROJECT RESOURCES

Vancouver, B. C., June 30, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that it has commenced an intensive program using three drill rigs to expand current gold resources at its La Cabeza gold project in Argentina.

The drilling program has three objectives: firstly to target new sites of mineralization at La Cabeza, including areas of higher-grade, near-surface mineralization that are not included in current estimates; secondly, to drill in-fill holes within the known resource to increase the confidence level of the deposit; thirdly, and importantly, to drill for new deposits under areas of extensive sand cover adjacent to known mineralization.

Upgraded Resource Estimate

Separately, Exeter has now received a new independent estimate of gold resources at La Cabeza. The report follows the company’s recent announcement of an approximately 25% increase in the inferred resources at La Cabeza, to 890,000 ounces (see news release dated May 17, 2005), and concludes that a portion of those resources may be up-graded to the “indicated” category.

The new independent report now estimates an “indicated resource” at La Cabeza of 390,000 ounces of gold (6.2 million tones at an average grade of 2.0 g/t gold) and an “inferred resource” of 500,000 ounces of gold (12.1 million tonnes at a grade of 1.3 g/t gold), at a cut-off grade of 0.5 g/t.

At a higher, 1.0 g/t gold cut-off grade, the “indicated resource” is 3.5 million tonnes at a grade of 3.0 g/t gold for 330,000 ounces, and the “inferred resource” is 4.8 million tonnes at 2.2 g/t gold for 340,000 ounces.

La Cabeza Indicated and Inferred Resources

Indicated (0.5 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	1,240,000	3.08	123,000
Ojo	1,740,000	2.22	124,000
Luna	1,870,000	1.57	94,000
Mandibula	1,330,000	1.16	50,000
Total	6,200,000	2.0	390,000
Inferred (0.5 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	2,400,000	1.67	129,000
Ojo	1,530,000	0.93	46,000

Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Luna	3,620,000	1.16	135,000
Mandibula	3,970,000	1.03	131,000
Cachete	350,000	3.08	35,000
Labio East	100,000	4.44	14,000
Labio South	70,000	2.45	6,000
Labio West	80,000	1.67	4,000
Total	12,100,000	1.3	500,000

Indicated (1.0 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	910,000	3.93	115,000
Ojo	910,000	3.62	106,000
Luna	1,120,000	2.15	77,000
Mandibula	530,000	1.83	31,000
Total	3,500,000	3.0	330,000
Inferred (1.0 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	1,260,000	2.53	102,000
Ojo	380,000	1.67	20,000
Luna	1,270,000	2.01	82,000
Mandibula	1,260,000	1.76	71,000
Cachete	330,000	3.39	36,000
Labio East	90,000	4.96	14,000
Labio South	70,000	2.45	6,000
Labio West	90,000	2.04	6,000
Total	4,800,000	2.2	340,000

The revised mineral resources estimates for the Cuello, Luna, Ojo, and Mandibula deposits were made by Hellman & Schofield, Sydney, Australia using Multiple Indicator Kriging (“MIK”) methodology applied to the Exeter database and geological models. The models, database, and supporting information were independently validated by Peter Allen of Australian Mine Design and Development (“AMDAD”) of Brisbane, Australia. These revised resources were estimated using an additional 67 holes, totaling 4798 metres of drilling and 2050 metres of sawn channel sampling, conducted in 2004 and 2005.

The Cachete prospect resource was re-calculated internally by Exeter utilising a manual polygonal cross sectional method of estimation. Although new three-dimensional geological models were constructed for Cachete, it was deemed inappropriate to use MIK methods at this time, due to a lack of substantial drilling density. The previous resource estimates and assumptions for the Labio East, South and West prospects have been utilized, because the 2004 program did no work in these project areas. These estimates will be reviewed with the benefit of results of current drilling planned for these areas.

The new resource estimates have been described in a 43-101 Technical Report compiled by Exeter management. The report was co-authored and prepared under the supervision of Peter Allen of AMDAD, a “qualified person” independent of the Company under NI 43-101 of the Canadian Securities Administrators and will be filed with the Canadian regulators within the next 30 days.

AMDAD also carried out conceptual pit designs for Cuello, Luna, Ojo, and Mandibula which showed that, in addition to the indicated resource within pit perimeters, a significant proportion of the inferred resource remained within the potential open pits.

La Cabeza Studies

Engineering, metallurgical and environmental studies relating to the work program completed in April will be completed to normal pre-feasibility standards within a month, and relevant results will be reported as they come to hand.

The optimization of pit designs for La Cabeza and a financial analysis of the project status will be completed once the results of the current drilling program are received. With further drilling, inferred mineralization and extensions to the existing mineralized trends can be brought to account for an economic evaluation. In addition, by increasing the La Cabeza resource, there is potential for increasing the contemplated plant capacity substantially with subsequent economies of scale.

fter reviewing the costs and utility of issuing a NI 43-101 compliant pre-feasibility study at this time, the Company’s technical team has determined not to do so. This decision is consistent with recent decisions made by other Canadian resource companies, because of the reporting limitations imposed by NI 43-101. Instead, following completion of the current drilling program, a decision will be made as to whether to move directly to a definitive feasibility study.

Quality Control and Assurance

The new resource estimates described in this news release include resources in the inferred category. NI 43-101 considers such resources to be too speculative geologically to have economic status and Exeter warns that no portion of these resources should be assumed to be upgradeable to the “indicated” or “measured” resource categories.

Mr. Peter Allen, B.Sc., an independent “qualified person”, and Matthew Williams, Exeter’s Exploration Manager, also a “qualified person” within the definition of that term in NI 43-101 of the Canadian Securities Administrators, have supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. Exploration for new gold zones under extensive soil cover, and drill testing of new exploration targets outside those tabulated above, has recently commenced at La Cabeza. This exploration is expected to expand the existing resources. Engineering, metallurgical, hydrological, environmental and economic evaluation work is continuing.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties. Exeter recently completed a second stage program on the Cerro Puntudo Project following encouraging results released in February. Results are awaited. At Rosarita, Intrepid Minerals has advised Exeter that it is surrendering its option to joint venture the property.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometer area. Prospecting of epithermal gold targets is currently underway.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, B.C. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date September 21, 2005

By:

/s/ Paul C. MacNeill

Paul C. MacNeill

Director